UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-8681

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

RUSS BERRIE AND COMPANY, INC. 2004 EMPLOYEE STOCK PURCHASE PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RUSS BERRIE AND COMPANY, INC.

111 Bauer Drive Oakland, New Jersey  07436

Report of Independent Registered Public Accounting Firm

To the Compensation Committee of Russ Berrie and Company, Inc.:

We have audited the accompanying statement of financial condition of the Russ Berrie and Company, Inc., 2004 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2004, and the related statement of income and changes in plan equity for the year ended December 31, 2004.  These financial statements are the responsibility of the Plan’s administrator.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Short Hills, New Jersey

April 15, 2005

Russ Berrie and Company, Inc.

2004 Employee Stock Purchase Plan

Statement of Financial Condition

December 31, 2004

Assets
Cash	$341,534
Employer Receivable	6,696
Total Assets	$348,230

Liabilities
Obligation to Purchase Russ Berrie and Company, Inc. Common Stock	$131,618
Payable to Participants	216,202
Total Liabilities	$347,820

Plan Equity	$410

Total Liabilities and Plan Equity	$348,230

Russ Berrie and Company, Inc.

2004 Employee Stock Purchase Plan

Statement of Income and Changes in Plan Equity

Year Ended December 31, 2004

Plan Equity at Beginning of Year	$422

Additions:
Participant Contributions	$544,863
Interest	3,095
Employer Contribution	8,299
Total Additions	$556,257

Deductions:
Participant Withdrawals	$424,651
Purchase of Russ Berrie and Company, Inc. Common Stock	131,618
Total Deductions	$556,269

Plan Equity at End of Year	$410

Russ Berrie and Company, Inc.

2004 Employee Stock Purchase Plan

Notes to Financial Statements

1.  Description of the Plan

The Russ Berrie and Company, Inc. (the “Company”) 2004 Employee Stock Purchase Plan (the “Plan”) was approved by the shareholders of the Company on May 7, 2003, and became effective January 1, 2004.  The following description of the Plan provides a summary only.  A full copy of the Plan is appended to the Company’s 2003 Proxy Statement.

The Plan provides for the grant of stock options to full-time employees of the Company and designated subsidiaries whose compensation (as defined in the Plan) is expected to be less than the amount to be determined for each plan year by the Compensation Committee of the Board of Directors of the Company (the “Committee”). Notwithstanding the foregoing, any employee who, immediately after an option is granted, owns (within the meaning of Section 424(d) of the Internal Revenue Code) Common Stock possessing five percent or more of the total combined voting power or value of all classes of Common Stock of the Company or of any subsidiary of the Company, may not participate in the Plan. Approximately 927 employees were eligible to participate in the Plan during 2004, based upon the compensation level for 2004 of less than $72,870 set by the Committee.

The Committee shall have the authority to interpret the Plan, and to adopt, amend and rescind rules and regulations relating to such Plan, and to make all other determinations and take all other actions necessary or advisable for the implementation and administration thereof. The Plan contains an indemnification provision for Committee members. No director or executive officer participated in the Plan during 2004.

A total of 150,000 shares of Common Stock have been reserved for issuance for grants of options under the Plan. As of the first trading day of each plan year beginning on or after January 1, 2004, each eligible employee will be granted an option to purchase the number of full shares of Common Stock which may be purchased with the amount credited to the employee’s account as described below. In each plan year, an eligible employee may elect to participate in the Plan by filing a payroll deduction authorization form for up to 10% (in whole percentages) of  the compensation (as defined in the Plan).

The funds are held for an employee and are used to exercise his or her option on the last trading day of the plan year, if notification is given to the Committee that the employee elects to exercise his or her option not later than the date set by the Committee. If an employee does not elect to exercise his or her option, the total amount credited to his or her account during that plan year, with interest, is returned to such employee, and his or her option expires. No employee shall have a right to purchase Common Stock under the Plan which has an aggregate fair market value in excess of $25,000 in any plan year.

An employee may withdraw from the Plan at any time, at which time payroll deductions will cease, the total amount credited to his or her account, with interest, will be either returned to such employee and the option granted to such employee for such year will terminate, or such amount will be used at the end of the year to purchase the number of full shares of Common Stock which may be purchased with the amount credited to his or her account.

The exercise price of options granted on the first trading day of each year will be the lesser of 85% of the closing sales price of the Common Stock on (i) the first trading day of such plan year or (ii) the last trading day of such plan year, in each case on the New York Stock Exchange or such other national securities exchange as the Common Stock may then be traded, or if no sale shall have occurred on either such date on any such exchange, on the first preceding date on which a sale of Common Stock so occurred. If the Common Stock is not then listed on any such exchange, but is quoted on Nasdaq or any similar over-the-counter market system then in use (“Nasdaq”), then the option price shall be equal to the lesser of 85% of the closing sales price of a share of Common Stock on Nasdaq on (i) the first trading day of such plan year of Nasdaq or (ii) the last trading day of such plan year of Nasdaq, or if no sale of Common Stock shall have occurred on either such date on Nasdaq, then the average of the bid and asked prices for a share of Common Stock on Nasdaq at the end of such day. Options are not transferable other than by will or under the laws of descent and distribution. All unexercised options shall expire upon termination of employment other than by reason of retirement (as defined in the Company’s 401(k) Plan). There will be no payroll deductions after the effective date of such retirement. In the event of expiration, the total amount credited to the employee’s account, with interest, will be returned to him or her or to such employee’s estate.

The Plan may be amended at any time and from time to time by the Committee. In the event of an increase or decrease in the number of outstanding shares of Common Stock resulting from certain events, the Committee may adjust the number of shares available for issuance under the Plan, adjust the exercise price for options granted under the Plan or take such other steps as it deems appropriate. Unless terminated sooner as provided therein, the Plan will terminate on December 31, 2008.

2.  Accounting Policy

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.  Such preparation requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ from these estimates.

3.  Federal Income Taxes

The Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 (b) of the Internal Revenue Code (the “Code”), and the Plan is administered so as to carry out such intent.  Issuance of shares under the Plan is not intended to result in taxable income to participants in the Plan based on provisions of the Code.  Accordingly, the Plan is designed to be exempt from income taxes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized

Russ Berrie and Company, Inc.
2004 Employee Stock Purchase Plan

By:	/s/ John D. Wille
Name: John D. Wille
Title: Vice President and Chief Financial Officer

Date:  April 15, 2005

Exhibit Index

23.1               Consent of Independent Registered Public Accounting Firm